Effective March 1, 2001, Class N shares were offered for the following funds.

Oppenheimer Select Managers Mercury Advisors S&P 500 Index Fund Oppenheimer Select Managers Mercury Advisors Focus Growth Fund Oppenheimer Select Managers QM Active Balanced Fund
Oppenheimer Select Managers Jennison Growth Fund
Oppenheimer Select Managers Salomon Brothers Capital Fund Oppenheimer Select Managers Gartmore Millennium Growth Fund